UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9F

Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 and Rules 14d-1(b) and 14e-2(c) Thereunder

RIO NARCEA GOLD MINES, LTD.

(Name of Subject Company)

RIO NARCEA GOLD MINES, LTD.

(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

766 909 105

(CUSIP Number of Class of Securities)

Chris I. von Christierson
Chairman and Chief Executive Officer

• c/Secundino Roces Riera, 3-2

• Centro de EmpresaAsipo I,

• 33428 Cayés-Llanera, Asturias, Spain

• Ph: (34) 98 573 33 00

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Jenny Chu Steinberg Fraser Milner Casgrain LLP 1 First Canadian Place 100 King St. West Toronto, ON M5X 1B2 Ph: (416) 863-4511	Christopher Doerksen Dorsey & Whitney LLP U.S. Bank Centre 1420 Fifth Avenue, Suite 3400 Seattle, Washington 98101 Ph: (206) 903-8800

PART I - INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Documents

Directors’ Circular Dated April 20, 2007

Item 2.    Informational Legends

See page 1 of the Directors’ Circular dated April 20, 2007

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors’ Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

RIO NARCEA GOLD MINES, LTD.
DIRECTORS’ CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE OFFER BY

0766284 B.C. LTD.

an indirect wholly-owned subsidiary of

LUNDIN MINING CORPORATION

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES AND WARRANTS OF

RIO NARCEA GOLD MINES, LTD.

FOR $5.00 IN CASH PER COMMON SHARE AND
FOR $1.04 IN CASH PER OUTSTANDING WARRANT

DIRECTOR’S RECOMMENDATION THE BOARD OF DIRECTORS OF RIO NARCEA UNANIMOUSLY RECOMMENDS THAT HOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON SHARES AND WARRANTS TO THE OFFER.

APRIL 20, 2007

Notice to Non-Canadian Residents

The Offer is made for securities of a Canadian issuer, and while the Offer is subject to Canadian disclosure requirements, securityholders should be aware that these requirements are different from those of the United States and other non-Canadian jurisdictions.  Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.  The enforcement by securityholders of civil liabilities under the United States federal securities laws, or under other non-Canadian laws, may be affected adversely by the fact that Rio Narcea Gold Mines, Ltd. is incorporated in Canada, and that all of its officers and directors are residents of countries other than the United States.

CURRENCY

All dollar references in this Directors’ Circular are in Canadian dollars, unless otherwise indicated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Rio Narcea Gold Mines, Ltd. is a reporting issuer or equivalent in all of the provinces of Canada and files its continuous disclosure documents and other documents with the Canadian provincial securities regulatory authorities. Continuous disclosure documents are available at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Directors’ Circular constitute forward-looking statements. The use of any of the words “believe”, “expect”, “estimate”, “will”, “should”, “intend” and similar expressions are intended to identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to, statements concerning:

•

the expectation that Rio Narcea will continue with certain restoration work which are expected to take approximately one year; and

•

the expectation as to what will happen to Rio Narcea Shares and Rio Narcea Warrants that are not tendered under the Offer.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors described by Lundin Mining in the Offering Circular (as defined below) and by Rio Narcea in its annual information form and Form 40-F annual report as filed with the applicable Canadian and U.S. securities regulators and available at www.sedar.com and www.sec.gov, respectively.  Readers are cautioned that the foregoing list of factors is not exhaustive.  The Company's management believes the expectations reflected in the Company's forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking statements included herein should not be unduly relied upon.

In making these and other forward looking statements, Rio Narcea's management has assumed that the restoration work will proceed as planned, that all required regulatory approvals can be obtained and that the Company will not be subject to any unexpected expenditures. Rio Narcea's current management will not, however, have control over what happens following completion of the Offer.  Actual results and developments may differ materially from those contemplated by the forward looking statements if any assumptions prove incorrect.

The forward-looking information contained in this Directors’ Circular represents our expectations as of the date of this Directors’ Circular and, accordingly, is subject to change after such date.  Rio Narcea expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

This Directors’ Circular also includes certain forward-looking statements made by Lundin Mining, including statements regarding anticipated developments at Lundin Mining’s Aljustrel mine in Portugal.  Such statements are forward-looking statements of Lundin Mining.  See the Offering Circular for a discussion of certain risks, uncertainties and other factors related to Lundin Mining’s forward-looking statements.

TABLE OF CONTENTS

CURRENCY

2

AVAILABILITY OF DISCLOSURE DOCUMENTS

2

FORWARD LOOKING STATEMENTS

2

DIRECTORS’ CIRCULAR

4

SECTION 1

4

RIO NARCEA GOLD MINES, LTD.

4

SECTION 2

5

LUNDIN MINING CORPORATION

5

SECTION 3

5

BACKGROUND TO THE OFFER

5

SECTION 4

6

RECOMMENDATION OF THE BOARD OF DIRECTORS

6

SECTION 5

6

REASONS FOR THE RECOMMENDATION

6

SECTION 6

7

FAIRNESS OPINION

7

SECTION 7

7

SUPPORT AGREEMENT

7

SECTION 8

15

LOCK-UP AGREEMENT

15

SECTION 9

16

SHARE CAPITAL OF RIO NARCEA

16

SECTION 10

17

OWNERSHIP OF SECURITIES BY DIRECTORS AND OFFICERS AND PRINCIPAL SHAREHOLDERS OF RIO NARCEA  17

SECTION 11

17

INTENTIONS WITH RESPECT TO THE OFFER

17

SECTION 12

18

TRADING IN SECURITIES OF RIO NARCEA

18

ISSUANCE OF SECURITIES OF RIO NARCEA

18

OWNERSHIP OF SECURITIES OF THE OFFEROR

18

SECTION 13

19

RELATIONSHIP BETWEEN THE OFFEROR, DIRECTORS AND SENIOR OFFICERS OF RIO NARCEA

19

SECTION 14

19

ARRANGEMENTS BETWEEN RIO NARCEA AND  ITS DIRECTORS AND SENIOR OFFICERS

19

SECTION 15

20

INTEREST OF DIRECTORS AND SENIOR OFFICERS OF RIO NARCEA IN MATERIAL CONTRACTS OF THE OFFEROR AND LUNDIN MINING  20

SECTION 16

20

MATERIAL CHANGES IN THE AFFAIRS OF RIO NARCEA

20

SECTION 17

20

OTHER TRANSACTIONS

20

SECTION 18

20

OTHER INFORMATION

20

SECTION 19

21

STATUTORY RIGHTS

21

SECTION 20

21

APPROVAL OF DIRECTORS’ CIRCULAR

21

CONSENT OF BMO NESBITT BURNS INC.

22

CERTIFICATE

23

Schedule "A" FAIRNESS OPINION OF BMO NESBITT BURNS INC.

A-1

DIRECTORS’ CIRCULAR

This Directors’ Circular (the “Directors’ Circular”) is issued by the board of directors (the “Rio Narcea Board”) of Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) in connection with the offer (the “Offer”) made by 0766284 B.C. Ltd. (the “Offeror”), to the common shareholders of Rio Narcea (the “Rio Narcea Shareholders”) to purchase all of the outstanding common shares in the capital of Rio Narcea, including common shares of Rio Narcea that may become outstanding after the date of the Offer but before the Expiry Time upon the exercise of Rio Narcea Options or other rights to acquire common shares of Rio Narcea (collectively, the “Rio Narcea Shares”) and to the holders of Rio Narcea Warrants (the “Rio Narcea Warrantholders”) to purchase all of the outstanding Rio Narcea Warrants (the Rio Narcea Shareholders and the Rio Narcea Warrantholders collectively referred to as the “Rio Narcea Security Holders”).

The Offeror is a wholly-owned subsidiary of Lundin Mining Corporation  (“Lundin Mining”).  All of the shares of the Offeror are indirectly owned by Lundin Mining.  Under the Offer, each Rio Narcea Shareholder will receive $5.00 in cash for each Rio Narcea Share and each Rio Narcea Warrantholder will receive $1.04 for each Rio Narcea Warrant. The terms and conditions of the Offer are set out in the accompanying circular of the Offeror dated April 20, 2007 (the “Offering Circular”). The Offer is conditional, among other things, on the satisfaction or waiver of certain conditions which are described in Section 4 of the Offer, “Conditions of the Offer”.

On April 4, 2007 the Offeror and Lundin Mining executed a lock-up agreement (the “Lock-Up Agreement”) with each of the officers and directors of Rio Narcea and trusts associated with certain directors of Rio Narcea (the “Locked-Up Security Holders”), who hold an aggregate 9,627,457 Rio Narcea Shares, representing approximately 5.8% of the outstanding Rio Narcea Shares, and 3,137,332 Rio Narcea Options.  Under the terms of the Lock-Up Agreement, such persons have agreed to tender all of their Rio Narcea Shares (together with any Rio Narcea Shares they may acquire upon the exercise of Rio Narcea Options) to the Offer, and not to withdraw such Shares from the Offer except in certain circumstances.

The Offer was made pursuant to the terms of a support agreement dated April 4, 2007 between Lundin Mining, the Offeror and Rio Narcea  (the “Support Agreement”) and will be open for acceptance until 6:00 p.m. (Eastern time) on May 29, 2007, unless extended or withdrawn by the Offeror (the “Expiry Time”).  No Rio Narcea Shares or Rio Narcea Warrants deposited under the Offer will be taken up and paid for pursuant to the Offer prior to the Expiry Time.

All information provided in this Directors’ Circular relating to Lundin Mining and the Offeror is derived from information contained in the Offering Circular and other information contained in public filings made by Lundin Mining with securities regulatory authorities in Canada or otherwise made available by Lundin Mining. The Board of Directors of Rio Narcea does not assume any responsibility for the accuracy or completeness of such information.

SECTION 1

RIO NARCEA GOLD MINES, LTD.

Rio Narcea Gold Mines, Ltd. is a Canadian mineral resource company with operations, development projects and exploration activities in Spain, Mauritania and Portugal. Rio Narcea currently produces nickel and copper at its Aguablanca mine in southern Spain. Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in mid 2007. Rio Narcea recently acquired a strategic shareholding in Chariot Resources Limited, which provides exposure to the significant potential of the Marcona Copper Project in southern Peru.

Recent Events

Rio Narcea recently announced the completion of the sale of its El Valle and Carlés mines, the El Valle mill and two additional exploration properties in northern Spain, to Kinbauri Gold Corp. Rio Narcea will continue with restoration of surface dumps and existing tailings pond utilizing the plant instalments to treat the tailings water. These restoration activities are expected to take approximately one year.

SECTION 2

LUNDIN MINING CORPORATION

Lundin Mining is a holding company that, through its subsidiaries, is engaged in the acquisition, exploration, development and mining of base metal deposits internationally. In addition to having made a strategic investment in a number of mines, exploration and development companies and holding an interest in several exploration projects worldwide, Lundin Mining currently owns, indirectly, four producing mines: the Neves-Corvo copper mine in Portugal, the Zinkgruvan zinc, lead and silver mine and Storliden zinc/copper mine in Sweden, and the Galmoy zinc/lead mine in Ireland. Lundin Mining expects a fifth, the Aljustrel mine in Portugal, to be brought into production in autumn 2007. Lundin Mining also holds a 49% stake in one of the world’s largest zinc projects – Ozernoe, located in the Republic of Buryatia in the Russian Federation.

SECTION 3

BACKGROUND TO THE OFFER

In December 2005, Lundin Mining expressed an interest in a possible acquisition of Rio Narcea.  The parties executed a confidentiality agreement and Lundin Mining undertook some limited due diligence.  No further discussions took place between the parties until recently.

On February 26 and 27, 2007 Mr. Lukas Lundin, Chairman of Lundin Mining, met with Mr. Chris von Christierson, Chairman and CEO of Rio Narcea, at a conference for natural resource companies held in Tampa, Florida.  Mr. Lundin indicated that Lundin Mining may be prepared to make a cash offer for all of the common shares of Rio Narcea subject to certain conditions.

For several months prior to this approach the Rio Narcea Board had been considering its strategic alternatives and had considered potential acquisitions by Rio Narcea of either shares or properties from, as well as potential mergers with, other issuers.  In this regard, Rio Narcea had entered into a number of confidentiality agreements which allowed the parties to such confidentiality agreements to conduct due diligence.  However, none of these alternatives were determined to be within the value or risk parameters acceptable to the Rio Narcea Board

Mr. von Christierson reported on his meeting in late February 2007 with Mr. Lundin to members of the Rio Narcea Board.  In early March 2007, BMO Capital Markets was engaged as a financial advisor to assist the Rio Narcea Board in determining how to respond to this preliminary proposal.  Rio Narcea also engaged Fraser Milner Casgrain LLP as its legal advisor in connection with this matter.

On March 15, 2007 the Rio Narcea Board, members of management and its financial and legal advisors met in Madrid, Spain for a regularly scheduled board meeting.  At that meeting BMO Capital Markets provided advice with respect to a potential transaction with Lundin Mining, including financial perspectives and a discussion of industry conditions and activity of industry participants.  Legal counsel reviewed with the Rio Narcea Board its duties and obligations in connection with a possible transaction and advised as to anticipated terms and conditions of a support agreement including break fees, fiduciary outs and the anticipated terms of lock-up agreements.  After a lengthy discussion of a possible transaction with Lundin Mining and alternatives, the Rio Narcea Board determined to continue discussions with Lundin Mining.  Mr. von Christierson reported that decision to Mr. Lundin.  Lundin Mining undertook due diligence on the business, assets and financial condition of Rio Narcea over a period of ten days which included site visits to Rio Narcea’s principal operations.

On March 26 and 27, 2007 Messrs. Lundin and von Christierson met in London, England.  Mr Lundin advised Mr. von Christierson that he was prepared to recommend an offer be made at $4.70 per Rio Narcea Share on terms to be outlined in a support agreement providing for a number of conditions including a break fee of 3% of the transaction value. Following this discussion detailed negotiations ensued particularly concerning the price and terms of any proposed transaction, including the conditions to the offer and deal protection terms, all of which would be subject to the approvals by the boards of the respective companies.

A telephone meeting of the Rio Narcea Board was held on March 27, 2007 attended by representatives of BMO Capital Markets and Fraser Milner Casgrain at which the preliminary terms of Lundin Mining were discussed at length.  The directors determined to continue discussions with Lundin Mining.

On April 3, 2007 Mr. Lundin advised Mr. von Christierson that the board of directors of Lundin Mining had approved an offer by way of cash take-over bid at $5.00 per Rio Narcea Share and $1.04 per Rio Narcea Warrant pursuant to the Support

Agreement substantially in the form of a draft submitted to Rio Narcea including the quantum of break fees (reduced to approximately 2.5% of the transaction value) and customary fiduciary outs.  On April 4, 2007 the Rio Narcea Board again met by telephone conference with its financial and legal advisors to review the formal offer by Lundin Mining together with copies of the draft Support Agreement and Lock-up Agreement.

The Rio Narcea Board received a verbal opinion from BMO Capital Markets that the proposed consideration  per Rio Narcea Share under the Offer is fair, from a financial point of view, to Rio Narcea Shareholders (other than Lundin Mining and the Offeror).  After discussion, the Rio Narcea Board determined to approve the Lundin Mining transaction as reflected in the Support Agreement, and to recommend the offer of $5.00 per Rio Narcea Share and $1.04 per Rio Narcea Warrant.

SECTION 4

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE RIO NARCEA BOARD, IN CONSULTATION WITH ITS FINANCIAL ADVISORS AND LEGAL ADVISORS, HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO THE RIO NARCEA SHAREHOLDERS AND THAT THE OFFER IS IN THE BEST INTERESTS OF RIO NARCEA AND THE RIO NARCEA SHAREHOLDERS.  THE RIO NARCEA BOARD RECOMMENDS THAT RIO NARCEA SECURITY HOLDERS ACCEPT THE OFFER AND TENDER THEIR RIO NARCEA SHARES AND RIO NARCEA WARRANTS TO THE OFFER.

Rio Narcea Security Holders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Rio Narcea Security Holders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Rio Narcea Security Holders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors.

SECTION 5

REASONS FOR THE RECOMMENDATION

The Rio Narcea Board has carefully considered all aspects of the Offer and has, among other things, received the benefit of advice from its financial and legal advisors.  In reaching its decision to recommend that Rio Narcea Security Holders accept the Offer, the Rio Narcea Board considered a number of factors, including the following:

Rio Narcea Shares

•

Attractive Offer: The Offer price of $5.00 per Rio Narcea Share represents a 22.90% premium over the 30-day weighted average trading price of Rio Narcea Shares on the TSX ended as at April 3, 2007, the last trading day prior to the public announcement of the intention to make the Offer.

•

Immediate Value: The one hundred percent (100%) cash consideration provides immediate liquidity for Rio Narcea Shares at a time of historically high commodity prices and historically high trading prices for the Rio Narcea Shares.

•

Fairness Opinion: The opinion dated April 4, 2007 of BMO Capital Markets addressed to the Rio Narcea Board, which concluded that, as of such date and subject to the assumptions, explanations and limitations set out therein, the consideration per Rio Narcea Share offered pursuant to the Offer is fair, from a financial point of view, to the Rio Narcea Shareholders (other than Lundin Mining and the Offeror).

•

Ability to Respond to Superior Proposals: Under the Support Agreement, the Rio Narcea Board remains able to respond, in accordance with its fiduciary duties, to any unsolicited proposals that are more favourable than the Offer. In the event that the Company receives a Superior Proposal, the fees payable to the Offeror in connection with a change in recommendation or termination of the Support Agreement are reasonable in the circumstances and not preclusive of other proposals.

•

Consideration of Other Alternatives: For several months prior to the recent commencement of discussions with Lundin Mining, the Rio Narcea Board had been considering its strategic alternatives, with no success. With the assistance of its financial and legal advisors, the Rio Narcea Board carefully considered other alternatives to the Offer in order to maximize value for Rio Narcea Shareholders. The Rio Narcea Board believes the Offer represents the best alternative to maximize value for Rio Narcea Shareholders.

Rio Narcea Warrants

•

Immediate Value: The one hundred percent (100%) cash consideration provides immediate liquidity for Rio Narcea Warrants at a time of historically high commodity prices.

•

Attractive Price:  The Offer represents attractive value for Rio Narcea Warrantholders and a 63% premium over the trading price of the Rio Narcea Warrants on February 27, 2007, the day Mr. Lundin approached Mr. von Christierson and a 33% premium over the trading price on March 23, 2007, the day prior to the announcement of the bid by Xstrata PLC for LionOre Mining International Ltd.

•

No Requirement to Offer for Warrants:  Under applicable securities legislation there is no legal obligation on the Offeror to bid for the Rio Narcea Warrants and the Rio Narcea Board was able to secure an offer, without a minimum tender condition, for the Rio Narcea Warrants above historic trading prices.

•

Uncertainty for Warrantholders if Bid Succeeds:  If the Offer is successful, the Offeror has expressed the intention that it may effect a Subsequent Warrant Acquisition Transaction which is described in the Offering Circular or take other action which could have the effect of reducing or eliminating the value of the Rio Narcea Warrants.  The Offer for Rio Narcea Warrants will allow holders to recover value for their investment.

SECTION 6

FAIRNESS OPINION

On April 4, 2007, BMO Capital Markets delivered its verbal opinion, later confirmed in writing (the “Fairness Opinion”), to the Rio Narcea Board, which concluded that as of April 4, 2007, and subject to the assumptions, explanations and limitations set out in the Fairness Opinion, the consideration per Rio Narcea Share offered pursuant to the Offer is fair, from a financial point of view, to Rio Narcea Shareholders (other than Lundin Mining and the Offeror)..

The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule “A” to this Directors’ Circular. BMO Capital Markets provided the Fairness Opinion for the information and assistance of the Rio Narcea Board in connection with its consideration of the Offer as of the date of the Fairness Opinion. The Fairness Opinion addresses only the fairness, from a financial point of view, of the consideration per Rio Narcea Share under the Offer to the Rio Narcea Shareholders (other than Lundin Mining and the Offeror) and is not a recommendation as to whether or not Rio Narcea Security Holders should tender their Rio Narcea Shares or Rio Narcea Warrants in connection with the Offer. As described above, the Fairness Opinion was one of several factors taken into consideration by the Rio Narcea Board in making their determination to unanimously approve the Offer and recommend that Rio Narcea Security Holders accept it.

Pursuant to the terms of its engagement letter with Rio Narcea, BMO Capital Markets is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of Rio Narcea or certain other events. Rio Narcea has also agreed to indemnify BMO Capital Markets against certain liabilities.

A copy of the Fairness Opinion is attached as Schedule “A” to this Directors’ Circular.

SECTION 7

SUPPORT AGREEMENT

On April 4, 2007, Lundin Mining, the Offeror and Rio Narcea entered into the Support Agreement, which sets out the terms and conditions upon which the Offer is to be made by the Offeror. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by Rio Narcea with the Canadian securities regulatory authorities and available at www.sedar.com.

Certain Definitions

As used under this heading and elsewhere in this Director’s Circular, the following terms and expressions, unless otherwise defined in this Director’s Circular, have the meaning given to them hereinafter.

“Acquisition Proposal” means any inquiries, proposals or offers regarding (A) any merger, take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of Rio Narcea or any of its subsidiaries; (B) any sale or acquisition of all or a material portion of the assets of, or any equity interest in, Rio Narcea or any of its subsidiaries; (C) any sale or acquisition of all or a material portion of the Rio Narcea Shares or the securities of any subsidiary of Rio Narcea; (D) any sale of an interest in any mineral property; (E) any similar business combination or transaction of or involving Rio Narcea or any of its subsidiaries, including any joint venture, earn-in, farm-in or similar structure or arrangement, other than with Lundin Mining, Offeror or another Lundin Mining subsidiary; or (F) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Lundin Mining, Offeror or another Lundin Mining subsidiary;

“Alternative Proposal” means another form of transaction (such as a plan of arrangement or amalgamation) whereby Lundin Mining, the Offeror or another Lundin Mining subsidiary would effectively acquire all of the Rio Narcea Shares within approximately the same time periods and on economic terms and other terms and conditions (including, without limitation, tax treatment) and having consequences to Rio Narcea and the Rio Narcea Shareholders that are equivalent to or better than those contemplated by the Offer;

“Competing Proposal” means (i) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction in respect of Rio Narcea; any purchase or other acquisition by a person (other than Lundin Mining or the Offeror) of such number of the Rio Narcea Shares or any rights or interest therein or thereto which together with such person’s other direct or indirect holdings of Rio Narcea Shares and the holdings of any other person or persons with whom the first person may be acting jointly or in concert constitutes at least 50.01% of the outstanding Rio Narcea Shares; (iii) any similar business combination or transaction, of or involving Rio Narcea; or (iv) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Lundin Mining or the Offeror;

“Contemplated Transactions” means the Offer, the take-up of Rio Narcea Shares by Offeror, the take-up of Rio Narcea Warrants by Offeror, the Lock-up Agreement, any Compulsory Acquisition, any Subsequent Acquisition Transaction, any subsequent amalgamation of Offeror and the Company, and any Alternative Transaction;

“Effective Time” means the time of the appointment or election to the Rio Narcea Board of persons designated by Lundin Mining who represent a majority of the directors of Rio Narcea;

“Expiry Time” means 6:00 p.m., Eastern time, on May 29, 2007 or such later time and date as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension and Variation of the Offer”;

“fully-diluted basis” means, with respect to the number of outstanding Rio Narcea Shares at any time, the number of Rio Narcea Shares that would be outstanding if all rights to acquire Rio Narcea Shares were exercised, other than those which are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Time, but including, for the purposes of this calculation, all Rio Narcea Shares issuable upon the exercise of Rio Narcia Options, whether vested or not;

“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties and assets including, without limitation, claims, rights or privileges (whether contractual or otherwise), capitalization, financial condition, operations, results of operations, prospects of that person and its Subsidiaries taken as a whole, other than any effect:

(a)

relating to the global economy, political conditions or securities markets in general;

(b)

affecting the mining industry in general;

(c)

relating to a change in the market trading price of shares of that person, either:

(i)

related to this Agreement and the Offer or the announcement thereof, or

(ii)

related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (a), (b), (d) or (e) hereof;

(d)

relating to any of the principal markets served by that person’s business generally or shortages or price changes with respect to raw materials, metals or other products (including but not limited to nickel and precious metals) used or sold by that person; or

(e)

relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person or any of its Subsidiaries) or in applicable generally accepted accounting principles.

“Minimum Tender Condition” means the condition set out in paragraph (a) of Section 4 of the Offer, “Conditions of the Offer”;

“Offer” means the offer to purchase Rio Narcea Shares and Rio Narcea Warrants made by the Offeror, the terms and conditions of which are set forth in the Offer and Offering Circular and the Letter of Acceptance and Transmittal for the Rio Narcea Shares and Rio Narcea Warrants;

“Offeror” means 0766284 B.C. Ltd., a corporation incorporated under the laws of British Columbia;

“Rio Narcea Options” means outstanding options to acquire Rio Narcea Shares issued pursuant to the Stock Option Plans and all other outstanding options of Rio Narcea;

“Rio Narcea Warrant Indenture” means the warrant indenture dated September 11, 2003, as supplemented on March 16, 2004 and October 25, 2004, between Rio Narcea and Computershare Trust Company of Canada, a copy of which is available at www.sedar.com;

“Rio Narcea Warrants” means the warrants of Rio Narcea issued and outstanding at any time during the period commencing on the date hereof and ending at the Expiry Time pursuant to the Rio Narcea Warrant Indenture, entitling the holders to acquire, until September 12, 2008, Rio Narcea Shares at an exercise price of $5.00 per share, subject to adjustment as provided in such warrant indenture, as supplemented;

“Stock Option Plans” means the Company stock option plans dated April 18, 2005, November 5, 1996 and April 13, 1994 and any other plan, agreement or arrangement which provides for the issuance of options to acquire Rio Narcea Shares;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal subsequent to April 4, 2007:

(a)

to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, issuer bid, amalgamation, plan of arrangement, or any  business combination or similar transaction, all of the Rio Narcea Shares and offering or making available to all Rio Narcea Shareholders the same consideration in form and amount per Rio Narcea Share to be purchased or otherwise acquired;

(b)

that complies with all applicable securities laws;

(c)

that is not subject to a financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Rio Narcea Shares on a fully-diluted basis;

(d)

that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel, or properties of Rio Narcea beyond noon (Eastern time) on the tenth (10th) day after which access is first given to the person making the Acquisition Proposal; and

(e)

that the Rio Narcea Board has determined in good faith (after receipt of advice from its financial advisors and with its outside legal counsel) (x) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (y) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Offeror pursuant to the Support Agreement);

“TSX” means the Toronto Stock Exchange;

“Termination Payment” has the meaning ascribed thereto in Section 7 of this Director’s Circular, “Support Agreement — Termination Payment”; and

“Termination Payment Event” has the meaning ascribed thereto in Section 7 of this Director’s Circular, “The Support Agreement — Termination Payment”.

The Offer

On April 4, 2007, Lundin Mining, the Offeror and Rio Narcea entered into the Support Agreement, under which the Offeror agreed to make the Offer. Under the terms of the Support Agreement, it was agreed that the Offer shall expire no earlier than 6:00 p.m., Eastern time, on the 36th day after the Offer is commenced, provided that the Offeror may, in its sole discretion, extend the Offer if certain conditions to the Offer have not been satisfied or waived.

Subject to the satisfaction or waiver of certain conditions which are described in Section 4 of the Offer, “Conditions to the Offer”, the Offeror shall within the time periods required by law take up and pay for all Rio Narcea Shares validly tendered (and not properly withdrawn) pursuant to the Offer as soon as practicable after the Expiry Time. Pursuant to the Support Agreement, the Offeror shall use all reasonable commercial efforts to consummate the Offer, subject only to the terms and conditions thereof, the Support Agreement and applicable laws.

Waiver of Terms and Conditions of the Offer

The Support Agreement provides that the Offeror may, in its sole discretion, waive any condition of the Offer.

Support for the Offer

Rio Narcea has agreed to support the Offer on the terms set forth in the Support Agreement. Rio Narcea has represented to the Offeror in the Support Agreement that:

(a)

Rio Narcea’s financial advisor has delivered a written opinion to the Rio Narcea Board to the effect that the consideration to be received under the Offer is fair from a financial point of view to all Rio Narcea Shareholders (other than Lundin Mining and the Offeror); and

(b)

The Rio Narcea Board, upon consultation with its financial and legal advisors, has unanimously determined that the Offer is fair to all Rio Narcea Shareholders (other than Lundin Mining and the Offeror), that the Offer is in the best interests of Rio Narcea and Rio Narcea Shareholders and that the Rio Narcea Board has unanimously approved the Support Agreement and the making of a recommendation that Rio Narcea Security Holders (other than Lundin Mining and the Offeror) accept the Offer.

Performance of the Offeror

Under the Support Agreement, Lundin Mining has covenanted and agreed to cause the Offeror to comply with its obligations under or related to the Contemplated Transactions.

Outstanding Options

The Rio Narcea Board will permit all persons holding Options granted under the Stock Option Plans, which by their terms are otherwise currently exercisable or not, to exercise such Options and tender the Rio Narcea Shares issued upon exercise thereof under the Offer, conditional upon the Offeror taking up and paying for the Rio Narcea Shares under the Offer, which Options shall be deemed to have been exercised concurrent with the Expiry Time in respect of which the Offeror takes up Rio Narcea Shares and all Rio Narcea Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offer.

Subject to the receipt of all necessary regulatory and other approvals, the Rio Narcea Board has approved an amendment of its Stock Option Plans such that in the context of the Offer, holders of Options granted under the Stock Option Plans may, in lieu of receiving Shares upon exercise, elect to receive a cash payment from Rio Narcea equal to the amount by which the market price (based on the five day volume weighted average trading price) of the Rio Narcea Shares as at the date of receipt by Rio Narcea of a notice of exercise and election to receive cash, exceeds the exercise price for the optioned Rio Narcea Shares.

Designation of Directors

Rio Narcea has agreed that immediately following the acquisition pursuant to the Offer by the Offeror of at least a majority of the outstanding Rio Narcea Shares on a fully diluted basis, and from time to time thereafter, the Offeror will be entitled to designate such number of members of the Rio Narcea Board, and any committees thereof, as is proportionate to the percentage of outstanding Rio Narcea Shares beneficially owned by Lundin Mining.

Representations and Warranties of Rio Narcea

Rio Narcea has made certain customary representations and warranties in the Support Agreement in respect of the following matters, among others: (i) organization and qualification to carry on business; (ii) authority relative to the Support Agreement; (iii) absence of conflict or breach and required consents; (iv) capitalization; (v) ownership of subsidiaries; (vi) filing of reports with securities regulatory authorities; (vii) financial statements; (viii) validity and enforceability of material contracts; (ix) disclosure of litigation; (x) books and records; (xi) absence of changes; (xii) reporting issuer status; (xiii) employment matters; (xiv) tax matters; (xv) related party transactions; (xvi) insurance; (xvii) real property; (xviii) mineral reserves and resources; (xix) environmental matters; (xx) transaction fees payable; and (xxi) litigation and statutory compliance.

Representations and Warranties of Lundin Mining and the Offeror

Lundin Mining and the Offeror have made certain customary representations and warranties in the Support Agreement in respect of the following matters, among others: (i) organization of Lundin Mining and the Offeror and qualification to carry on business; (ii) authority of the Offeror relative to the Support Agreement; (iii) absence of conflict or breach and required consents; (iv) availability to the Offeror of the aggregate cash consideration payable pursuant to the Offer; and (v) absence of laws, agreements or judgements which might prevent or materially delay the Contemplated Transactions.

Actions of the Offeror

The Offeror has agreed that they will maintain certain directors’ and officers’ insurance for the period from the Expiry Time until six years after the Expiry Time.

No Solicitation

On and after the April 4, 2007, the Company shall not, and shall cause each of its subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of the Company or any subsidiary:

(a)

solicit, initiate or encourage (including by way of furnishing information, other than as may be required under applicable law, permitting any visit to any facilities or properties of the Company or any subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal;

(b)

engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, the Company may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Rio Narcea Board has so determined;

(c)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Lundin Mining or Offeror, the approval or recommendation of the Rio Narcea Board or any committee thereof of the Support Agreement or the Offer;

(d)

approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

(e)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal,

provided, however, that nothing contained in the Support Agreement prevents the Rio Narcea Board from, and the Rio Narcea Board is permitted to engage in, discussions or negotiations with, or provide information pursuant to the terms of the Support Agreement to, any person in response to an Acquisition Proposal made by any such person, if and only to the extent that it is a Superior Proposal.

Under the Support Agreement, Rio Narcea is required to immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any persons (other than the Offeror) with respect to any Acquisition Proposal. Rio Narcea has agreed not to release or permit the release of any third party from, or waive any confidentiality or standstill agreement to which Rio Narcea and such third party are a party (except to allow such third party to make an Acquisition Proposal), provided that the above does not prevent Rio Narcea from considering and accepting any new Acquisition Proposal that is determined to be a Superior Proposal that might be made by any such third party, provided that the remaining provisions of the Support Agreement are complied with.

Notice of Acquisition Proposals

Under the Support Agreement, Rio Narcea is required to notify the Offeror promptly (but in no event later than 24 hours) after receipt by Rio Narcea of any Acquisition Proposal or any request for non-public information relating to Rio Narcea or its subsidiary known by Rio Narcea to be in connection with any Acquisition Proposal or for access to the properties, books or records of Rio Narcea or its subsidiaries by any person or entity that may be considering making, or that has made, an Acquisition Proposal. Rio Narcea is also required to keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the above, and is required to respond promptly to all reasonable inquiries by the Offeror with respect thereto.

Change in Recommendation and Approval of Superior Proposal

In the event that Rio Narcea receives a request for material non-public information from a party who on an unsolicited basis proposes to Rio Narcea, a bona fide written Acquisition Proposal and Rio Narcea believes that such proposal constitutes a Superior Proposal and then, and only in such case, Rio Narcea may, subject to the execution of a confidentiality agreement substantially the same as the confidentiality agreement between Lundin Mining and Rio Narcea, provide such party with access to any information regarding Rio Narcea.

Right to Match

Under the Support Agreement, Rio Narcea has agreed that it will not accept, approve or recommend entering into any agreement (other than a confidentiality agreement substantially in the form of the confidentiality agreement between Lundin Mining and Rio Narcea regarding a Superior Proposal) (“Proposed Agreement”) without providing the Offeror with an opportunity of not less than five business days to amend the terms of the Support Agreement to provide at least as favourable terms as those included in the Proposed Agreement.  The Rio Narcea Board will review any offer by the Offeror to amend the terms of the Support Agreement in good faith in order to determine, acting reasonably and exercising its fiduciary duties, whether the Offeror’s proposal to amend the Offer, upon acceptance by Rio Narcea, would result in the Proposed Agreement not being a Superior Proposal. If the Rio Narcea Board so determines, it will enter into an amended agreement with the Offeror reflecting the Offeror’s amended proposal. Nothing in the Support Agreement prevents the Rio Narcea Board from responding through directors’ circular or otherwise as required by applicable laws to an Acquisition Proposal that it determines is not a Superior Proposal.

Termination

The Support Agreement may be terminated at any time prior to the Effective Time:

(a)

by mutual written consent of Lundin Mining, Offeror and Rio Narcea;

(b)

by Rio Narcea, if Offeror does not mail the Circular by April 25, 2007;

(c)

by Lundin Mining on or after April 25, 2007, if any pre-condition to mailing as specified in the Support Agreement is not satisfied or waived by such date other than as a result of a default by Lundin Mining or Offeror;

(d)

by Lundin Mining if the Minimum Tender Condition or any other condition of the Offer is not satisfied or waived at the Expiry Time of the Offer (as such Expiry Time may be extended from time to time by Lundin Mining or the Offeror in its sole discretion) and Offeror does not elect to waive such condition;

(e)

by Lundin Mining or Rio Narcea, if Offeror does not take up and pay for the Rio Narcea Shares deposited under the Offer by a date that is 120 days following the date of the mailing of the Circular (the “Outside Date”), otherwise than as a result of the material breach by the terminating party of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty made by such party in the Support Agreement being untrue or incorrect where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such party; provided, however, that if Offeror’s take up and payment for Rio Narcea Shares deposited under the Offer is delayed in certain circumstances such as an injunction or absence of a required consent, the Support Agreement cannot be terminated by Rio Narcea until the fifth business day following the date on which such injunction ceases to be in effect or such consent is obtained;

(f)

by Lundin Mining, (i) if Rio Narcea is in default of a material covenant or obligation, (ii) if Rio Narcea is in material default of any covenant or obligation under the Support Agreement, (iii) if any representation or warranty made by Rio Narcea shall, at the date of the Support Agreement, been untrue or incorrect, or (iv) if any representation or warranty made by Rio Narcea shall have become untrue or incorrect at any time prior to the Expiry Time, but only if the representations and warranties where untrue or inaccurate under (iii) and (iv), individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of Rio Narcea, and, in the case of any of (ii), (iii) or (iv), such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 30 days from the date of written notice of such breach and the Expiry Time;

(g)

by Rio Narcea, if:

(i)

Lundin Mining or Offeror is in material default of any covenant or obligation under the Support Agreement; or

(ii)

any representation or warranty of Lundin Mining or Offeror under the Support Agreement is untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer;

and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 30 days from the date of written notice of such breach and the Expiry Time;

(h)

by Lundin Mining, if:

(i)

the Rio Narcea Board fails to publicly recommend or reaffirm its approval of the Offer within five calendar days of any written request by Lundin Mining (or, in the event that the Offer is scheduled to expire within such five calendar day period, prior to the scheduled expiry of the Offer),

(ii)

the Rio Narcea Board withdraws, modifies, changes or qualifies its approval or recommendation of the Offer in any manner adverse to Lundin Mining or Offeror; or

(iii)

the Rio Narcea Board recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal; and

(i)

by Rio Narcea, if Rio Narcea proposes to enter into a definitive agreement with respect to a Superior Proposal or to withdraw, modify or qualify its recommendation (or propose to do so) of the Offer in compliance with the provisions of the Support Agreement, provided that prior to or concurrently with the entering into of that definitive agreement or the change of such recommendation, Rio Narcea shall have paid to Lundin Mining or its assignee the applicable Termination Payment and further provided that Rio Narcea has not breached any of its covenants, agreements or obligations in the Support Agreement.

Termination Payment

Lundin Mining shall be entitled to a cash termination payment (the “Termination Payment”) in an amount equal to $25,000,000, upon the occurrence of any of the following events (each a “Termination Payment Event”), which shall be paid by Rio Narcea within the time specified in respect of each such Termination Payment Event:

(i)

the Support Agreement is terminated by Lundin Mining if Rio Narcea is in default of a material covenant or in the circumstances described under paragraph (h) under Termination above in this Circular, in which case the Termination Payment shall be paid to Lundin Mining or the Lundin Mining assignee no later than 1:00 p.m. (Eastern time) on the fifth business day after the day on which the Support Agreement is so terminated;

(ii)

the Support Agreement is terminated as described under paragraph (i) under Termination above in this Circular, in which case the Termination Payment shall be paid to Lundin Mining or the Lundin Mining Assignee prior to or concurrently with the entering into of the definitive agreement referred to therein;

(iii)

(A) prior to the termination of the Support Agreement a Competing Proposal is publicly announced or otherwise made; and (B) a Competing Proposal is consummated during the period commencing on the date of the Support Agreement and ending 12 months following the termination of the Support Agreement , or the Rio Narcea Board approves or recommends a Competing Proposal during such 12 month period and such Competing Proposal is subsequently consummated at any time thereafter, or Rio Narcea enters into a definitive agreement with respect to a Competing Proposal during such 12 month period and such Competing Proposal is subsequently consummated at any time thereafter, in which case the Termination Payment shall be paid to Lundin Mining or the Lundin Mining assignee no later than 1:00 p.m. (Eastern time) on the fifth business day after the day on which Competing Proposal is consummated;

provided, in each case, that Lundin Mining and Offeror are not in default in the performance of their obligations under the Support Agreement in any material respect.

Rio Narcea has acknowledged that the amount of the Termination Payment represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Lundin Mining and Offeror will suffer or incur as a result of the event giving rise to such damages and resultant termination of the Support Agreement, and is not a penalty.  Rio Narcea irrevocably waived any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

The Termination Payment is the sole remedy in compensation or damages of the party receiving such Termination Payment with respect to the event or events giving rise to the termination of the Support Agreement and the resulting Termination Payment Event; provided, however, that no payment of any Termination Payment, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of the Support Agreement, including the intentional or wilful making of a misrepresentation in the Support Agreement.

SECTION 8

LOCK-UP AGREEMENT

On April 4, 2007 the Offeror and Lundin Mining entered into the Lock-Up Agreement with each of the Locked-Up Security Holders, who hold an aggregate 9,627,457 Rio Narcea Shares, representing approximately 5.8% of the outstanding Rio Narcea Shares, and 3,137,332 Rio Narcea Options.  Under the terms of the Lock-Up Agreement, such persons have agreed to tender all of their Rio Narcea Shares (together with any Rio Narcea Shares they may acquire upon the exercise of Rio Narcea Options) to the Offer, and not to withdraw such Shares from the Offer except in certain circumstances.

The following is a summary of the principal terms of the Lock-Up Agreement:

Covenants of the Rio Narcea Security Holders

The Locked-Up Security Holders each agreed, from April 4, 2007 until the earlier of the termination of their respective obligations under the Lock-Up Agreement and the Expiry Time:

(a)

to tender (or cause to be tendered) the Rio Narcea Shares currently owned or controlled by the Locked-Up Security Holder and to deposit the certificate or certificates representing all such Rio Narcea Shares (or cause such certificates to be deposited), together with a duly completed and executed Letter of Acceptance and Transmittal, with the Depositary named in the Offer prior to the Expiry Date;

(b)

to exercise or, if applicable, conditionally exercise the Rio Narcea Options and Rio Narcea Warrants held by such Locked-Up Security Holder and to validly deposit under the Offer the Rio Narcea Shares issued on such exercise, together with a duly completed and executed Letter of Acceptance and Transmittal;

(c)

not to acquire direct or indirect beneficial ownership or holding of or control or direction over any additional Rio Narcea Shares or obtain or enter into any right to do so, with the exception of any Rio Narcea Shares acquired pursuant to the exercise of Rio Narcea Options or Rio Narcea Warrants as contemplated in the Support Agreement;

(d)

not to grant or agree to grant any proxy or other right to the Rio Narcea Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Rio Narcea Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

(e)

not to in any manner, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent or otherwise (as applicable), make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any person regarding an Acquisition Proposal, engage in any discussions or negotiations regarding any Acquisition Proposal, or otherwise co-operate in any way with, or assist or participate in, knowingly facilitate or encourage any effort or attempt by any other person to do or seek to do any of the above;

(f)

not to option, sell, assign, dispose of, pledge, create an encumbrance on, grant a security interest in or otherwise convey any Rio Narcea Options, Rio Narcea Warrants or Rio Narcea Shares or any right or interest therein, or agree to do any of the foregoing except pursuant to the Offer and the Lock-Up Agreement;

(g)

not to solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Rio Narcea Shares or act in concert or jointly with any other person for the purpose of acquiring Rio Narcea Shares or the purpose of affecting the control of Rio Narcea Narcea;

(h)

not to initiate, propose, assist or participate in any solicitation of Rio Narcea Shareholders, nor to induce or attempt to induce any other person to initiate any transaction which may reduce the likelihood of the Offer being successfully completed.

(i)

to vote (or to cause to be voted) the Rio Narcea Shares at any meeting of Rio Narcea Shareholders called to propose a resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Offer or any of the other transactions contemplated by the Support Agreement, against such resolution or transaction, except to the extent that any such resolution or transaction shall have been approved or recommended by the Rio Narcea Board in a manner consistent with its obligations under the Support Agreement; and

(j)

to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents or other instruments as the Offeror may reasonably request for the purpose of effectively carrying out the matters contemplated by the Support Agreement.

No Solicitation

The Locked-Up Security Holders have also agreed, until the earlier of the termination of the Lock-up Agreement and the Expiry Time, (i) to immediately cease any existing solicitations, discussions or negotiations it is engaged in with any person other than the Offeror or its affiliates with respect to or which could lead to any potential Acquisition Proposal; (ii) promptly advise Lundin Mining of (A) any proposal, inquiry, offer or request that the Locked-up Security Holder receives or becomes aware of that relates to or which could lead to a bona fide Acquisition Proposal; or (B) any request that the Locked-up Security Holder receives for material non-public information relating to Rio Narcea, any of its subsidiaries or its mineral properties by any person that is considering making or has made an Acquisition Proposal; (iii) not to, in any manner, directly or indirectly, solicit or encourage proposals or offers from, or enter into discussions or negotiations with, any person other than the Offeror relating to an Acquisition Proposal or in any way co-operate with or assist or participate in, knowingly facilitate or encourage any of the foregoing; and (ii) not to initiate or participate in any solicitation of Rio Narcea Shareholders, nor induce any other person to initiate any transaction which may reduce the likelihood of the Offer being successful.

Termination of Lock-Up Agreement

The Lock-Up Agreement shall terminate upon the termination of the Support Agreement in accordance with the provisions thereof. Notwithstanding the foregoing, such termination does not relieve either party from liability for breaches of the Lock-Up Agreement prior to the date of termination, which liability survives any such termination indefinitely.

Superior Proposal

In the event that a Superior Proposal is made, unless the Offeror amends the Offer to at least match such Superior Proposal within five business days of the Superior Proposal being made, the Locked-Up Security Holders are no longer required to tender the Rio Narcea Shares to the Offer and may withdraw any such Rio Narcea Shares tendered to the Offer, and may tender the Rio Narcea Shares to the Superior Proposal. In the event that fewer than 66 ⅔% of the Rio Narcea Shares are tendered to the Offer and the Offeror waives the Minimum Tender Condition to take up the Rio Narcea Shares and Rio Narcea Warrants that have been tendered to the Offer, the Locked-Up Security Holder shall be entitled to withdraw the Rio Narcea Shares tendered to the Offer.

SECTION 9

SHARE CAPITAL OF RIO NARCEA

The authorized share capital of Rio Narcea consists of an unlimited number of Rio Narcea Shares. As of April 4, 2007, 165,251,678 Rio Narcea Shares were issued and outstanding. In addition, as of the date hereof, there are outstanding 22,075,000 Rio Narcea Warrants and Rio Narcea Options to acquire 7,740,035 Rio Narcea Shares. As a consequence of the Offer, all previously unvested Options will vest and become exercisable. Other than the Rio Narcea Options and the Rio Narcea Warrants there are no other options, warrants or other rights outstanding to acquire any Rio Narcea Shares. The Rio Narcea Shares are listed and posted for trading on the TSX under the symbol “RNG” and on the American Stock Exchange under the symbol “RNO”.  The Rio Narcea Warrants are listed and posted for trading on the TSX under the symbol “RNG.WT”.

SECTION 10

OWNERSHIP OF SECURITIES
BY DIRECTORS AND OFFICERS AND PRINCIPAL SHAREHOLDERS OF
RIO NARCEA

The following table sets forth the name and position with Rio Narcea of each director and senior officer of Rio Narcea and the number and percentage of outstanding Rio Narcea Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates.

Name	Position Held	Number of Shares Owned or Over which Control or Direction is Exercised (1)(2)	Percentage of Outstanding Shares
Directors
Anthony H. Bloom	Director	50,000 (3)	0.03% (3)
Chris I. von Christierson	Director, Chief Executive Officer, Chairman	Nil (4)	Nil (4)
Clifford J. Davis	Director	19,842	0.01%
David N. Murray	Director	Nil	Nil
Rupert Pennant-Rea	Director	40,000	0.02%
Eric Schwitzer	Lead Independent Director	30,000	0.02%
Hugh R. Snyder	Director	208,800	0.13%
Senior Officers
David Baril	Chief Operating Officer	Nil	Nil
Javier Collila	Senior Vice President, Corporate	144,800	0.09%
Omar Gomez	Chief Financial Officer	Nil	Nil
Alberto Lavandeira	President	355,248	0.21%
Total:		848,690	0.51%

________

Notes:

(1)

The information as to securities beneficially owned or over which control and direction is exercised by each director and senior officer and by their respective associates, not being within the knowledge of Rio Narcea, has been furnished by the respective directors and senior officers individually.

(2)

Without giving effect to the exercise of any Options.

(3)

Trusts, the beneficiaries of which are members of the family of Mr. Bloom, own 579,000 Rio Narcea Shares.

(4)

Trusts, the beneficiaries of which are members of the family of Mr. von Christierson, own 8,064,067 Rio Narcea Shares.

The following directors and senior officers of Rio Narcea hold Options to purchase the number of Rio Narcea Shares indicated beside their name.

Name	Options to Purchase Shares (Exercisable/Unexercisable)	Percentage of Outstanding Options
Anthony H. Bloom	195,000 / 50,000	3.17%
Chris I. von Christierson	265,000 / 150,000	5.36%
Clifford J. Davis	144,998 / 83,334	2.95%
David N. Murray	161,666 / 83,334	3.17%
Rupert Pennant-Rea	125,000 / 50,000	2.26%
Eric Schwitzer	58,334 / 116,666	2.26%
Hugh R. Snyder	205,000 / 50,000	3.29%
David Baril.	141,667 / 283,333	5.49%
Javier Collila	204,333 / 66,667	3.50%
Omar Gomez	153,000 / 100,000	3.27%
Alberto Lavandeira	350,000 / 100,000	5.81%
Total:	2,003,998 / 1,133,334	40.53%

SECTION 11

INTENTIONS WITH RESPECT TO THE OFFER

To the knowledge of the Company, as of the date of this Directors’ Circular, the directors and officers of Rio Narcea, and certain associated trusts, owned or exercised control or direction over an aggregate of 9,627,457 Rio Narcea Shares, representing approximately 5.8% of the outstanding Rio Narcea Shares, and 3,137,332 Rio Narcea Options. Each of the directors and officers of Rio Narcea (including certain trusts associated with certain of the directors) holding Rio Narcea Shares and/or Rio Narcea Options have entered into the Lock-Up Agreement in which they have agreed to accept the Offer and deposit all of their respective Rio Narcea Shares under the Offer (including any Rio Narcea Shares issued upon exercise of outstanding Rio Narcea Options held by each of them) subject to the terms of the Support Agreement.

SECTION 12

TRADING IN SECURITIES OF RIO NARCEA

Except as set out below, none of Rio Narcea or the directors or senior officers of Rio Narcea or, to the knowledge of the directors and senior officers of Rio Narcea after reasonable enquiry, any of their respective associates or any principal holder, has traded any Rio Narcea Shares during the six months preceding the date hereof.

Name	Date of Trade (dd/mm/yy)	Nature of Transaction	Number of Securities Acquired / (Disposed)	Price Per Security
Anthony H. Bloom	01/11/06	Exercise of options	50,000	$2.00
Chris I. von Christierson	23/10/06	Exercise of options	150,000	$2.00
	16/11/06	Sale in public market	(150,000)	$2.65
Eric Schwitzer	03/10/06	Acquisition in public market	10,000	$2.40
	12/02/07	Acquisition in public market	10,000	$3.25
Hugh R. Snyder	17/10/06	Exercise of options	100,000	$2.00
	18/01/07	Sale in public market	(50,000)	$2.98
Javier Collila	05/11/06	Exercise of options	150,000	$2.00
	16/11/06	Sale in public market	(5,200)	$2.65
Omar Gomez	07/12/06	Exercise of options	15,000	$1.76
	07/12/06	Sale in public market	(15,000)	$2.80
	22/01/07	Exercise of options	34,000	$2.05
	22/01/07	Sale in public market	(34,000)	$3.10
	28/02/07	Exercise of options	34,000	$2.05
	28/02/07	Sale in public market	(34,000)	$3.35

ISSUANCE OF SECURITIES OF RIO NARCEA

Except as set out below, no Rio Narcea Shares (or securities convertible into Rio Narcea Shares) have been issued to the directors or senior officers of Rio Narcea, or to the knowledge of the directors and senior officers of Rio Narcea after reasonable enquiry, their respective associates, during the two years preceding the date hereof.

Name	Date of Issuance of Shares/Options (dd/mm/yy)	Nature of Transaction	Number of Shares/Options	Exercise Price
Anthony H. Bloom	21/09/06	Grant of options	75,000	$2.40
Chris I. von Christierson	16/03/06	Grant of options	150,000	$2.08
	21/09/06	Grant of options	75,000	$2.40
Clifford J. Davis	30/09/05	Grant of options	100,000	$1.64
	21/09/06	Grant of options	75,000	$2.40
David N. Murray	16/03/06	Grant of options	50,000	$2.08
	21/09/06	Grant of options	75,000	$2.40
Rupert Pennant-Rea	21/09/06	Grant of options	75,000	$2.40
Eric Schwitzer	16/06/06	Grant of options	100,000	$1.86
	21/09/06	Grant of options	75,000	$2.40
Hugh R. Snyder	21/09/06	Grant of options	75,000	$2.40
David Baril	21/04/05	Grant of options	275,000	$1.86
	16/03/06	Grant of options	150,000	$2.08
Javier Collila	16/03/06	Grant of options	100,000	$2.08
Omar Gomez	16/03/06	Grant of options	150,000	$2.08
Alberto Lavandeira	16/03/06	Grant of options	150,000	$2.08

OWNERSHIP OF SECURITIES OF THE OFFEROR

None of Rio Narcea or the directors or senior officers of Rio Narcea or, to the knowledge of the directors and senior officers of Rio Narcea after reasonable enquiry, any of their respective associates or any principal holder, owns, directly or indirectly, or exercises control or direction over, any securities of the Offeror, or any of its affiliates.

SECTION 13

RELATIONSHIP BETWEEN THE OFFEROR, DIRECTORS AND SENIOR OFFICERS OF RIO NARCEA

Except as provided in the Support Agreement and except for the Lock-Up Agreement and the agreements described below, there are no arrangements or agreements made or proposed to be made between the Offeror, and any of the directors or senior officers of Rio Narcea relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful. None of the directors or senior officers of Rio Narcea is a director or senior officer of the Offeror or any of their respective subsidiaries.

SECTION 14

ARRANGEMENTS BETWEEN RIO NARCEA AND
ITS DIRECTORS AND SENIOR OFFICERS

Except as set out below, there are no arrangements or agreements made or proposed to be made between Rio Narcea and any of the directors or senior officers of Rio Narcea pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

Name	Description of Arrangement or Agreement
David Baril

Pursuant to the terms of an employment agreement dated as of January 10, 2005 between Mr. Baril and a subsidiary of Rio Narcea, if Mr. Baril’s employment is terminated without cause, Mr. Baril is entitled to a payment equal to 12 months’ salary and a continuation of benefits for a period of 12 months.  At a meeting of the Rio Narcea Board’s compensation committee held in September 2006, the compensation committee approved an amendment to this provision such that Mr. Baril is entitled to severance of 18 months, plus benefits, in the event of a termination without cause.  Rio Narcea intends to formally reflect this amendment by entering into an amendment of Mr. Baril’s employment agreement prior to the Expiry Time.

Javier Collila

Pursuant to the terms of a consulting agreement dated January 1, 1996 between Mr. Collila and a subsidiary of Rio Narcea, if Mr. Collila’s retainer is terminated without cause or following a change of control of Rio Narcea, Mr. Collila is entitled to 12 months’ compensation. In early 2007, an amendment to this provision was approved by Rio Narcea such that Mr. Collila is entitled to 18 months’ compensation in the event of a termination without cause or following a change of control. Rio Narcea intends to formally reflect this amendment by entering into an amendment of Mr. Collila’s consulting agreement prior to the Expiry Time.

Omar Gomez

Mr. Gomez has an employment agreement with a subsidiary of Rio Narcea dated November 26, 2001. At a meeting of the Rio Narcea Board’s compensation committee held in September 2006, the compensation committee approved an amendment such that Mr. Gomez is entitled to severance of 18 months, plus benefits, in the event of a termination without cause. Rio Narcea intends to formally reflect this amendment by entering into an amendment of Mr. Gomez’s employment agreement prior to the Expiry Time.

Alberto Lavandeira

Pursuant to the terms of an employment agreement dated December 1, 2004 between Mr. Lavandeira and a subsidiary of Rio Narcea, if Mr. Lavandeira’s employment is terminated without cause, Mr. Lavandeira is entitled to severance of 24 months and a continuation of benefits for a period of 24 months. Also under the employment agreement, if Mr. Lavandeira resigns within three months of a change of control, Mr. Lavandeira is entitled to severance of 24 months.

Chris I. von Christierson

Mr. von Christierson’s management company is entitled to a termination payment of 6 months in the event of a termination without cause. This arrangement has not been formalized into a written contract, but Rio Narcea intends to do so prior to the Expiry Time.

David Baril, Javier Collila, Omar Gomez and Alberto Lavandeira

As approved by the Rio Narcea Board on March 15, 2007, these officers, together with another employee, are entitled to a total bonus (to be shared among them in agreed proportions) of US$500,000 upon completion of the Offer.

David Baril, Javier Collila, Omar Gomez and Alberto Lavandeira

In September 2006, the Rio Narcea Board approved a bonus arrangement as follows: If Rio Narcea receives compensation under its lawsuit relating to the Salave project, these officers are entitled to receive an amount equal to 6% of the compensation received in excess of US$30 million (to be shared among them in agreed proportions). Alternatively, if permits are obtained for the Salave project and the project is put into production, these officers are entitled to receive an amount equal to 6% of the net cash flow received from the project in excess of US$30 million (to be shared among them in agreed proportions).  Rio Narcea intends to formally reflect this in the employment or consulting agreements of the officers concerned prior to the Expiry Time.

SECTION 15

INTEREST OF DIRECTORS AND SENIOR OFFICERS OF RIO NARCEA
IN MATERIAL CONTRACTS OF THE OFFEROR AND LUNDIN MINING

None of the directors or senior officers of Rio Narcea or any of their respective associates, nor, to the knowledge of the directors and senior officers after reasonable enquiry, any principal holder, has any interest in any material contract to which the Offeror or Lundin Mining is a party.

SECTION 16

MATERIAL CHANGES IN THE AFFAIRS OF RIO NARCEA

Other than as disclosed or as otherwise described or referred to in this Directors’ Circular, the directors and senior officers of Rio Narcea are not aware of any other information that indicates any material change in the affairs of Rio Narcea since December 31, 2006, being the date of the last published audited year end consolidated financial statements of Rio Narcea.

SECTION 17

OTHER TRANSACTIONS

There is no transaction, Board resolution, agreement in principle or signed contract of Rio Narcea which has occurred in response to the Offer, other than: (i) as described or referred to in the Offering Circular or this Directors’ Circular. Other than as described or referred to in the Offering Circular or in this Directors’ Circular, no negotiations are underway in response to the Offer which relate to or would result in (ii) an extraordinary transaction such as a merger or reorganization involving Rio Narcea or a subsidiary; (iii) the purchase, sale or transfer of a material amount of assets by Rio Narcea or a subsidiary; (iv) an issuer bid or other acquisition of securities by Rio Narcea; or (v) any material change in the capitalization or dividend policy of Rio Narcea.

SECTION 18

OTHER INFORMATION

Except as otherwise described or referred to in the Offering Circular, this Directors’ Circular, or as otherwise publicly disclosed, the directors of Rio Narcea are not aware of any information which would reasonably be expected to affect the decision of the Rio Narcea Shareholders to accept or reject the Offer.

SECTION 19

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provide securityholders of Rio Narcea with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Rio Narcea Security Holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

SECTION 20

APPROVAL OF DIRECTORS’ CIRCULAR

The content of this Directors’ Circular has been approved and the delivery thereof has been authorized by the Rio Narcea Board.

CONSENT OF BMO NESBITT BURNS INC.

We hereby consent to the references to the opinion dated April 4, 2007 of our firm in the circular of the Board of Directors of Rio Narcea Gold Mines, Ltd. dated April 20, 2007 (the “Circular”) under the captions “Background to the Offer”, “Reasons for the Recommendation” and “Fairness Opinion” and to the inclusion of the foregoing opinion in its entirety in the Circular. In providing such consent we do not intend that any person other than the Board of Directors of Rio Narcea rely upon such opinion.

Dated: April 20, 2007	(Signed) BMO NESBITT BURNS INC.

CERTIFICATE

Dated: April 20, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Rio Narcea Shares or Rio Narcea Warrants subject to the Offer.

On behalf of the Board of Directors:

(Signed) Eric Schwitzer	(Signed) Clifford J. Davis
Director	Director

Schedule "A"
FAIRNESS OPINION OF BMO NESBITT BURNS INC.

April 4th, 2007

The Board of Directors

Rio Narcea Gold Mines, Ltd.

181 University Ave.

Toronto, Ontario

Canada  M5H 3M7

To the Board of Directors:

We understand that Lundin Mining Corporation (“Lundin”), has agreed to make, through 0766284 B.C. Ltd. (the “Offeror”), an offer (the “Offer”) to purchase all of the outstanding common shares of Rio Narcea Gold Mines, Ltd.  (“Rio Narcea”), including common shares that may be issuable upon the exercise of options or warrants.  The Offeror has also agreed to make an offer to acquire all of the outstanding warrants of Rio Narcea.  The consideration offered pursuant to the Offer is to be C$5.00 per share in cash for each common share (the “Consideration”) and C$1.04 in cash for each warrant.  The terms and conditions of, and other matters relating to, the Offer are described in the Support Agreement (as defined below) and will be more fully described in the offer and take-over bid circular of Lundin (the “Take-Over Bid Circular”) which will be mailed to all shareholders of Rio Narcea.

The Board of Directors of Rio Narcea (the “Board”) has retained BMO Nesbitt Burns Inc. (“BMO Capital Markets”) to act as financial advisor to Rio Narcea to provide advice and assistance, including the preparation and delivery of BMO Capital Markets’ opinion as to the fairness, from a financial point of view, of the Consideration offered to the shareholders of Rio Narcea, other than Lundin and the Offeror.

Engagement of BMO Capital Markets

Management of Rio Narcea initially contacted BMO Capital Markets regarding a potential advisory assignment in early March 2007 and BMO Capital Markets was formally engaged by agreement (the "Engagement Letter") between Rio Narcea and BMO Capital Markets dated March 9, 2007.  The Engagement Letter provides the terms upon which BMO Capital Markets has agreed to act as Rio Narcea’s financial advisor in connection with a change of control transaction involving Rio Narcea (including the sale or disposition of all or a substantial portion of the shares or assets of Rio Narcea), including the provision of this opinion (the “Opinion”).  The terms of the Engagement Letter provide that BMO Capital Markets is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of Rio Narcea or certain other events. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Rio Narcea in certain circumstances. BMO Capital Markets consents to the inclusion of the Opinion in its entirety and a summary thereof in the directors’ circular (the “Directors’ Circular”) which will be mailed to the shareholders of Rio Narcea in connection with the Offer, and to the filing thereof, as necessary, by Rio Narcea with applicable securities regulatory authorities.

Relationships with Interested Parties

Neither BMO Capital Markets, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Rio Narcea or Lundin, or any of their respective associates or affiliates. BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving Rio Narcea or Lundin, or any of their respective associates or affiliates, other than (i) services provided under the Engagement Letter, and (ii) acting as sole bookrunner in connection with an equity offering for Rio Narcea in October 2004.  There are no understandings, agreements or commitments between BMO Capital Markets and Rio Narcea or Lundin, or any of their respective associates or affiliates with respect to any future business dealings. BMO Capital Markets may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Rio Narcea or Lundin or any of their respective associates or affiliates.

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Rio Narcea or Lundin, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Rio Narcea or Lundin.

Credentials of BMO Capital Markets

BMO Capital Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management.  The Opinion is the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of the directors and officers of BMO Capital Markets, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out, among other things, the following:

a)

a draft (identified for us as a definitive draft) of the support agreement between Lundin, the Offeror and Rio Narcea relating to the Offer (the “Support Agreement”);

b)

a draft (identified for us as a definitive draft) of the shareholder lock-up agreements relating to the Offer;

c)

public information (including that prepared by industry research analysts) related to the business, operations, financial performance and trading history of Rio Narcea and other selected comparable companies, as we considered relevant;

d)

certain other internal information (including financial models, forecasts and related confidential information) prepared and provided to us by Rio Narcea management concerning the business, operations, assets, liabilities and prospects of Rio Narcea;

e)

discussions with Rio Narcea management concerning Rio Narcea’s financial condition, its future business prospects, the background to the Offer and potential alternatives to the Offer;

f)

information with respect to precedent transactions we considered relevant;

g)

a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us as at the date hereof, provided by senior officers of Rio Narcea; and

h)

such other information, investigations, analyses and discussions (including discussions with Rio Narcea’s legal counsel and third parties) as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Rio Narcea to any information under its control requested by BMO Capital Markets.

Assumptions and Limitations

Our opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of Rio Narcea or any of its securities or assets and our opinion should not be construed as such.  We have, however, conducted such analyses as we considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which Rio Narcea common shares may trade at any future date. BMO Capital Markets was similarly not engaged to review any legal, tax or accounting aspects of the Offer.

2

With your approval and agreement, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources (including the Offer) or provided to us by or on behalf of Rio Narcea and its agents and advisors or otherwise obtained pursuant to our engagement.  The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested and, subject to the exercise of professional judgment, have not independently verified the completeness or accuracy of any such information, data, advice, opinions and representations.

With respect to budgets, financial forecasts, projections or estimates provided to BMO Capital Markets and used in its analyses, we have noted that projecting future results of any company is inherently subject to uncertainty.  We have assumed, however, that such budgets, financial forecasts, projections and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgment of Rio Narcea and are (or were at the time and continue to be) reasonable in the circumstances.

Senior officers of Rio Narcea have represented to BMO Capital Markets in a certificate delivered as of the date hereof, among other things, that (i) the information, data and other material (financial and otherwise) (the “Information”) provided by or on behalf of Rio Narcea and its agents and advisors to BMO Capital Markets for the purpose of preparing the Opinion was, at the date such Information was provided to BMO Capital Markets, and is, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which such Information was provided; and that (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Rio Narcea or any of its subsidiaries and no material change has occurred in such Information or any part thereof that would have or could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have made several assumptions, including that all of the conditions required to implement the Offer will be met and that the disclosure provided or (if applicable) incorporated by reference in the Take-Over Bid Circular and Directors’ Circular with respect to Rio Narcea and its subsidiaries and the Offer will be accurate in all material respects.  We also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BMO Capital Markets and any party involved in the Offer.

The Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Rio Narcea as they are reflected in the Information.

The Opinion is provided for the use of the Board only and may not be relied upon by any other person. The Opinion does not constitute a recommendation to the Board or any shareholder of Rio Narcea as to whether shareholders of Rio Narcea should accept the Offer.  Except as contemplated herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify or withdraw the Opinion.

The preparation of the Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized.  BMO Capital Markets believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion.  The Opinion should be read in its entirety and should not be construed as a recommendation to any shareholder as to whether to tender their common shares to the Offer.

3

Opinion

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion, as of the date hereof that the Consideration under the Offer is fair, from a financial point of view, to the shareholders of Rio Narcea, other than Lundin and the Offeror.

Yours truly,

(signed) “BMO Nesbitt Burns Inc.”

BMO NESBITT BURNS INC.

4

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibits:

1.1

Press release dated April 4, 2007

1.2

Support agreement dated April 4, 2007

1.3

Material change report dated April 13, 2007

1.4

Press release dated April 20, 2007

5

PART III – UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2.    Consent to Service of Process

At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

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PART IV – SIGNATURES

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s desired agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO NARCEA GOLD MINES, LTD.

Dated: April 20, 2007

By:	“Omar Gomez”
Omar Gomez
Chief Financial Officer

7

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Press release dated April 4, 2007 (incorporated by reference to the registrant’s Form 6-K submitted to the Commission on April 16, 2007)
1.2	Support agreement dated April 4, 2007 (incorporated by reference to the registrant’s Form 6-K submitted to the Commission on April 16, 2007)
1.3	Material change report dated April 13, 2007 (incorporated by reference to the registrant’s Form 6-K submitted to the Commission on April 16, 2007)
1.4	Press release dated April 20, 2007

8